SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------
                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13E-3 THEREUNDER

 RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                             THE CHERRY CORPORATION
                              (Name of the Issuer)
                              --------------------
                             THE CHERRY CORPORATION
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    164541401
                      (CUSIP Number of Class of Securities)
                              --------------------

                                 PETER B. CHERRY
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
       (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:
                            WILLIAM J. QUINLAN, ESQ.
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the transaction, passed upon the merits or fairness of the transaction, or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

This statement is filed in connection with (check the appropriate box):


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a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


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                            CALCULATION OF FILING FEE

       Transaction Valuation: $138,315,672* Amount Of Filing Fee: $27,664
--------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase by CABO Acquisition Corp. ("Purchaser") of 5,239,230 shares of common stock, par value $1.00 per share (the "Shares"), of The Cherry Corporation, a Delaware corporation (the "Company"), at the tender price of $26.40 of total per share net to the seller in cash, without interest thereon. As of May 5, 2000, it had 10,168,066 Shares outstanding. In addition, there are vested options to purchase 526,830 Shares outstanding. Purchaser and its stockholders already beneficially own 5,455,666 Shares which will not be tendered. Based on the foregoing, the transaction value is equal to the product of (i) (a) 10,694,896 Shares (the number of Shares and Shares subject to vested options outstanding), minus (b) 5,455,666 (the number of Shares beneficially owned by Purchaser), multiplied by (ii) $26.40. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,664       Filing Party: CABO Acquisition Corp.
Form or Registration No.: Schedule TO  Date Filed: June 15, 2000

This Schedule 13E-3 relates to the offer by CABO Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $1.00 per share (the "Shares" or "Common Stock"), of The Cherry Corporation, a Delaware corporation (the "Company"), at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), initially filed by Purchaser and Peter B. Cherry with the SEC on June 15, 2000 and as amended on July 6, 2000, July 10, 2000 and July 12, 2000. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, of the Schedule TO and are incorporated herein by reference to this Schedule 13E-3.

The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), between Purchaser and the Company. The Merger Agreement provides that following the completion of the Offer and the satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), except for Shares held by holders exercising their rights to dissent in accordance with the Delaware General Corporation Law (the "DGCL") and Shares held, directly or indirectly, by Purchaser, each then outstanding Share will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and be converted into the right to receive an amount per Share (the "Merger Consideration") equal to the $26.40 per Share (the "Offer Price"), without interest. The Merger Agreement also provides that contemporaneously with the consummation of the Offer, the Company will make a loan to Purchaser. See "Item 10--Source and amount of Funds or Other Consideration" below. The terms and conditions of the Merger Agreement are more fully described in "SPECIAL FACTORS--The Merger Agreement and the Stockholder Agreement" of the Offer to Purchase.

All information in the (i) Offer to Purchase, including all schedules thereto,
(ii) the Letter of Transmittal, and (iii) the Schedule 14D-9 filed by the Company on June 15, 2000 and (iii) amendments to the Schedule TO filed on July 6, 2000, July 10, 2000 and July 12, 2000 are incorporated by reference in answer to all of the items in this Schedule 13E-3. Additional information with respect to certain items in this Schedule 13E-3 is set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.


ITEMS 1, 4, 6 and 7

Items 1, 4, 6 and 7 of the Schedule TO are hereby amended and supplemented as follows:

o The Offer terminated at midnight, New York City Time on July 13, 2000. As of the expiration time, 4,817,841 Shares had been tendered and not withdrawn. Purchaser has accepted all properly tendered and not withdrawn Shares for prompt payment. After giving effect to the results of the tender offer, Purchaser will own approximately 98% of the outstanding Shares.

     ITEM 16.  EXHIBITS

Item 16 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

99(a)(6)  Press Release issued by the Company and Purchaser dated July 14, 2000.






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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            THE CHERRY CORPORATION


                                            /s/ DAN S. KING
                                            ------------------------------------
                                            Dan A. King, Chief Financial Officer


                                            July 14, 2000